Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD461 DATED                     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

2% Minimum Coupon Principal Protected Notes

Based Upon the Russell 2000® Index

Due 2015

$10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes have a maturity of approximately five years and will mature on , 2015. You will receive at maturity for each note you hold an amount in cash equal to $10 plus the last coupon amount.
■

The notes will pay a coupon per coupon period at a variable rate which will not be less than 2% per coupon period and will depend upon the return of the Russell 2000® Index (which we refer to as the underlying index) during each coupon period. A coupon period will begin on the last index business day of the preceding coupon period, except for the first coupon period which will begin on the date the notes are priced for initial sale to the public (which we refer to as the pricing date), and end approximately one year later. A coupon amount is payable five business days after the end of each coupon period on January     , 2011; January     , 2012; January     , 2013; January     , 2014; and on the maturity date (each of which we refer to as a coupon payment date).

■

The coupon amount payable on each coupon payment date will depend upon the closing value of the underlying index on each index business day during the related coupon period, will be based on the percentage change in the closing value of the underlying index during such coupon period and will not be less than $0.20 (2% of $10 principal amount per note) per note nor be greater than $1.50 to $2.00 (15% to 20% of $10 principal amount per note) per note (to be determined on the pricing date). Thus, for each $10 principal amount note, you will receive on each coupon payment date either:

■

an amount equal to the product of (a) $10 and (b) the percentage change in the closing value of the underlying index from the first index business day of the related coupon period through the last index business day of the coupon period (which we refer to as the index percentage change), if (x) the closing value of the underlying index on every index business day during the coupon period is less than or equal to 115% to 120% (to be determined on the pricing date) of the closing value of the underlying index on the first index business day of the coupon period (which we refer to as the starting value) and (y) the index percentage change is greater than 2%; or

■	an amount equal to $0.20 (2% of $10 principal amount per note), in all other cases.
■	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

The notes represent obligations of Citigroup Funding Inc. only. “Russell 2000®” and “Russell 3000E™” are trademarks of Russell Investment Group and have been licensed for use for certain purposes by Citigroup Funding Inc. and its affiliates. The notes have not been passed on by Russell Investment Group. The notes are not sponsored, endorsed, sold or promoted by Russell Investment Group and it makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount	$0.300	$
Proceeds to Citigroup Funding Inc.	$9.700	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.300 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.300 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.300 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The 2% Minimum Coupon Principal Protected Notes Based Upon the Russell 2000® Index, or the notes, are investments linked to an equity index offered by Citigroup Funding Inc. having a maturity of approximately five years. The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per coupon period at a variable rate which will depend upon the closing value of the Russell 2000® Index (which we refer to as the underlying index) on every index business day in each coupon period but will not be less than 2% of $10 principal amount per note, per coupon period.

For each coupon period, if the closing value of the underlying index on every index business day during such coupon period does not exceed the related starting value by more than 15% to 20% (to be determined on the pricing date) and the index percentage change is greater than 2%, the payment you receive on the related coupon payment date for each $10 note you hold at the close of business on one business day preceding the related coupon date (which we refer to as the coupon payment record date) will be an amount based on the index percentage change and will not be greater than $1.50 to $2.00 (15% to 20% of $10 principal amount per note) (to be determined on the pricing date). If the closing value of the underlying index on any index business day during such coupon period exceeds the related starting value by more than 15% to 20% (to be determined on the pricing date) or if the index percentage change is less than or equal to 2%, on the related coupon payment date you will receive $0.20 (2% of $10 principal amount per note) for each note you hold at the close of business on the related coupon payment record date. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on December     , 2010 and the related coupon payment date is January     , 2011. The second coupon period begins at the close of trading on December     , 2010 and ends at the close of trading on December     , 2011 and the related coupon payment date is January     , 2012. The third coupon period begins at the close of trading on December     , 2011 and ends at the close of trading on December     , 2012 and the related coupon payment date is January     , 2013. The fourth coupon period begins at the close of trading on December     , 2012 and ends at the close of trading on December     , 2013 and the related coupon payment date is January     , 2014. The last coupon period begins at the close of trading on December     , 2013 and ends at the close of trading on                     , 2015 and the related coupon payment date is the maturity date.

The notes mature on                     , 2015 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing value of the underlying index, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Coupon Payments on the Notes?

Yes. The coupon amount payable on the notes will vary but will not be less than 2% per coupon period. A coupon amount is payable on January     , 2011; January     , 2012; January     , 2013; January     , 2014; and on the maturity date and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

How Will the Coupon Amount Be Calculated?

The coupon amount payable on each coupon payment date will depend upon the closing values of the underlying index during the related coupon period, will be based on the index percentage change during such coupon period and will not be less than $0.20 (2% of $10 principal amount per note) per note nor be greater than $1.50 to $2.00 (15% to 20% of $10 principal amount per note) per note (to be determined on the pricing date). Thus, for each $10 principal amount note, you will receive on each coupon payment date either:

•

an amount equal to the product of (a) $10 and (b) the index percentage change, if (x) the closing value of the underlying index on every index business day during the related coupon period is less than or equal to 115% to 120% (to be determined on the pricing date) of the applicable starting value and (y) the index percentage change is greater than 2%; or

•	an amount equal to $0.20 (2% of $10 principal amount per note), in all other cases.

The index percentage change for each coupon period will equal the percentage change in the closing value of the underlying index from the related ending value to the related starting value, expressed as a percentage:

ending value — starting value

starting value

The starting value for each coupon period will equal the closing value of the underlying index on the first index business day of such coupon period.

The ending value for each coupon period will equal the closing value of the underlying index on the last index business day of such coupon period.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on December     , 2010 and the related coupon payment date is January     , 2011. The second coupon period begins at the close of trading on December     , 2010 and ends at the close of trading December     , 2011 and the related coupon payment date is January     , 2012. The third coupon period begins at the close of trading on December     , 2011 and ends at the close of trading on December     , 2012 and the related coupon payment date is January     , 2013. The fourth coupon period begins at the close of trading on December     , 2012 and ends at the close of trading on December     , 2013 and the related coupon payment date is January     , 2014. The last coupon period begins at the close of trading on December     , 2013 and ends at the close of trading on                     , 2015 and the related coupon payment date is the maturity date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

For more specific information about the determination of an index business day and the effect of a market disruption event on the determination of the coupon amount payable on each coupon payment date, please see “Description of the Notes — Coupon Amount” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2015. At maturity you will receive for each note you hold an amount in cash equal to $10 plus the last coupon amount.

Where Can I Find Examples of Hypothetical Coupon Amounts and Hypothetical Total Return on the Notes?

For examples setting forth hypothetical coupon amounts payable on a coupon payment date, see “Description of the Notes — Hypothetical Coupon Amounts” and “— Hypothetical Total Return on the Notes” in this pricing supplement.

Who Publishes the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group, which we refer to as Russell, or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. The Russell 2000® Index includes the smallest 2,000 securities, according to market capitalization, in the Russell 3000E™ Index. As of October 31, 2009, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the Russell 2000® Index.

How Has the Russell 2000® Index Performed Historically?

We have provided a table showing the high and low closing values of the Russell 2000® Index for each month in the period from January 2004 to December 2009 as well as a graph showing the daily closing values of the Russell 2000® Index from January 2, 2004 to December 3, 2009. You can find the table and the graph in the section “Description of Russell 2000® Index — Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as contingent coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes. You should refer to “Risk Factors — Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying index or one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index during the term of the notes and, therefore, the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the Russell 2000® Index and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be As Little As 2% Per Coupon Period

Your coupon amount payable on each coupon payment date will depend upon the closing values of the underlying index during the applicable coupon period, will be based on the index percentage change during such coupon period and will not be less than $0.20 (2% of $10 principal amount per note) per note nor be greater than $1.50 to $2.00 (15% to 20% of $10 principal amount per note) per note (to be determined on the pricing date). If (i) the closing value of the underlying index on any index business day during the coupon period exceeds the related starting value by more than 15% to 20% (to be determined on the pricing date), or (ii) the index percentage change is less than or equal to 2%, then on the related coupon payment date you will receive $0.20 (2% of $10 principal amount per note) for each note you hold at the close of business on the related coupon payment record date. Because of the possibility of a return of 2% per coupon period, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the underlying index or an investment in some or all of the stocks included in the underlying index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing value of the underlying index on any index business day during a coupon period is greater than 115% to 120% (to be determined on the pricing date) of the related starting value, you will receive a coupon payment equal to $0.20 (2% of $10 principal amount per note) for each note you hold, regardless of the index percentage change. In this case, if the underlying index appreciates more than 2% during any coupon period, you will not fully participate in such appreciation. Moreover, the maximum return you will receive on the notes during each coupon period is limited to 15% to 20% (to be determined on the pricing date) of the principal amount of the notes you hold.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Volatility of the Value of the Underlying Index

Volatility is the term used to describe the size and frequency of market fluctuations in the value of the underlying index. Because the amount of the coupon amount payable on the notes depends upon the value of the underlying index during each coupon period and may be based on the related ending value of the underlying index, the volatility of the value of the underlying index may result in your receiving a fixed return of 2% on the notes for any or all of the coupon periods. Although past price volatility is not indicative of future price volatility, see “Description of the Russell 2000® Index — Historical Data on the Russell 2000® Index” in this pricing supplement for more information on the historical value of the underlying index.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

Even if the closing value of the underlying index has not exceeded 115% to 120% (to be determined on the pricing date) of the relevant starting value in each coupon period, if the overall return on the notes (calculated on a simple interest rate basis) is less than         %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc. and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the closing value of the underlying index changes from the starting value in each coupon period. However, changes in the closing value of the underlying index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to the end of a coupon period, even if the closing value of the underlying index has been less than or equal to 115% to 120% (to be determined on the pricing date) of the applicable starting value at all times during the related coupon period up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the price of the underlying index will continue to fluctuate between that time and the time when the ending value is determined. In addition, significant increases in the closing value of the underlying index may result in a decrease in the market value of the notes because if the closing value of the underlying index on any index business day during each coupon period is greater than 115% to 120% (to be determined on the pricing date) of the applicable starting value, the amount you can receive on the related coupon payment date for each $10 note will be limited to $0.20 (2% of $10 principal amount per note) per note.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the Underlying Index.    General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the closing value of the underlying index. A “time premium” or “discount” results from expectations concerning the closing value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the market value of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the underlying index because Russell calculates the value of the underlying index by reference to the prices of the stocks included in the underlying index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the underlying index even if its ending value is greater than its starting value. In addition, the maximum total return is limited to 15% to 20% (to be determined on the pricing date) per coupon period of the principal amount of the notes, whereas there would be no limit on the return you would realize if you actually owned the stocks included in the underlying index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to the underlying index or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the underlying index and, thus, the closing value of the underlying index and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the starting value, the ending value and the index percent change for each coupon period and will calculate the coupon payable to you on each coupon payment date. Additionally, determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payments to you on any coupon payment date.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the underlying index or one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the closing value of the underlying index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive on a coupon payment date will depend upon the daily closing value and the applicable ending value of the underlying index, which depends, in part, on the prices of the stocks included in the underlying index. By investing in the notes, you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to the stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The 2% Minimum Coupon Principal Protected Notes Based Upon the Russell 2000® Index (the “Notes”) are investments linked to an equity index offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per Coupon Period at a variable rate which will depend on the closing value of the Russell 2000® Index (the “Underlying Index”) on every Index Business Day in each Coupon Period but will not be less than 2% per Coupon Period.

For each Coupon Period, if the closing value of the Underlying Index on every Index Business Day during such Coupon Period does not exceed the related Starting Value by more than 15% to 20% (to be determined on the Pricing Date) and the Index Percentage Change is greater than 2%, the payment you receive on the related Coupon Payment Date for each $10 Note you hold at the close of business on one Business Day preceding the related Coupon Payment Date (the “Coupon Payment Record Date”) will be based on the Index Percentage Change and will be an amount not greater than $1.50 to $2.00 (15% to 20% of $10 principal amount per Note) (to be determined on the Pricing Date). If the closing value of the Underlying Index on any Index Business Day during such Coupon Period exceeds the related Starting Value by more than 15% to 20% (to be determined on the Pricing Date) or if the Index Percentage Change is less than or equal to 2%, you will receive a coupon amount equal to $0.20 (2% of $10 principal amount per Note) for each Note you hold on the related Coupon Payment Record Date. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on December     , 2010 and the related Coupon Payment Date is January     , 2011. The second Coupon Period begins at the close of trading on December     , 2010 and ends at the close of trading on December     , 2011 and the related Coupon Payment Date is January     , 2012. The third Coupon Period begins at the close of trading on December     , 2011 and ends at the close of trading on December     , 2012 and the related Coupon Payment Date is January     , 2013. The fourth Coupon Period begins at the close of trading on December     , 2012 and ends at the close of trading on December     , 2013 and the related Coupon Payment date is January     , 2014. The last Coupon Period begins at the close of trading on December     , 2013 and ends at the close of trading on                     , 2015 and the related Coupon Payment date is the maturity date.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $         (             Notes). The Notes will mature on                     , 2015. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on                     , 2015. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount Note an amount in cash equal to $10 plus the last Coupon Amount.

Coupon Amount

The Coupon Amount payable on the Notes will vary but will not be less than 2% of $10 principal amount per Note. A Coupon Amount is payable on January     , 2011; January     , 2012; January     , 2013; January     , 2014; and on the maturity date (the “Coupon Payment Dates”) and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

The Coupon Amount payable on each Coupon Payment Date will depend upon the closing value of the Underlying Index during the related Coupon Period, will be based on the Index Percentage Change during such Coupon Period and will not be less than $0.20 (2% of $10 principal amount per Note) per Note nor be greater than $1.50 to $2.00 (15% to 20% of $10 principal amount per Note) per Note (to be determined on the Pricing Date). Thus, for each $10 principal amount Note held on the related Coupon Payment Record Date, you will receive on each Coupon Payment Date either:

•

an amount equal to the product of (a) $10 and (b) the Index Percentage Change, if (x) the closing value of the Underlying Index on every Index Business Day during the related Coupon Period is less than or equal to 115% to 120% (to be determined on the Pricing Date) of the applicable Starting Value and (y) the Index Percentage Change is greater than 2%; or

•	an amount equal to $0.20 (2% of $10 principal amount per Note), in all other cases.

The Index Percentage Change for each Coupon Period will equal the percentage change in the closing value of the Underlying Index from the related Ending Value to the related Starting Value, expressed as a percentage:

Ending Value — Starting Value

Starting Value

The Starting Value for each Coupon Period will equal the closing value of the Underlying Index on the first Index Business Day of such Coupon Period.

The Ending Value for each Coupon Period will equal the closing value of the Underlying Index on the last Index Business Day of such Coupon Period.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on December     , 2010. The second Coupon Period begins at the close of trading on December     , 2010 and ends at the close of trading on December     , 2011. The third Coupon Period begins at the close of trading on December     , 2011 and ends at the close of trading on December     , 2012. The fourth Coupon Period begins at the close of trading on December     , 2012 and ends at the close of trading on December     , 2013. The last Coupon Period begins at the close of trading on December     , 2013, and ends at the close of trading on     , 2015.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

Unless specified otherwise in the applicable offering summary as superseded after pricing by the related pricing supplement, the coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on the related Coupon Payment Record Date. If a Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

If the Ending Value of the Underlying Index is not available on any date of determination because of a Market Disruption Event or otherwise, the value of the Underlying Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the Underlying Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Underlying Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Hypothetical Coupon Amounts

The Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the closing values of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change.

Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Coupon

Amounts. The examples of hypothetical Coupon Amounts set forth below are intended to illustrate the effect of different Ending Values of the Underlying Index on the return of the Notes for each Coupon Period, which depends on whether there has been a closing value of the Underlying Index on any Index Business Day during such Coupon Period greater than 117.5% of the related Starting Value and on the Index Percentage Change. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Value is 575.00, that the threshold for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 2% is 117.5% of the applicable Starting Value, that 117.5% of the applicable Starting Value is 675.63, that the term of the Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical closing value of the Underlying Index on every Index Business Day during each Coupon Period is less than or equal to 675.63 and the hypothetical Index Percentage Change is greater than 2%, the return for such Coupon Period will be equal to the Index Percentage Change, and the Coupon Amount will be greater than $0.20 (2% of $10 principal amount per Note) per Note. If, however, the hypothetical closing value of the Underlying Index on any Index Business Day during any Coupon Period is greater than 675.63 or if the hypothetical Index Percentage Change is less than or equal to 2%, the Coupon Amount for such Coupon Period will be equal to $0.20 (2% of $10 principal amount per Note) per Note, regardless of whether the hypothetical applicable Ending Value is greater than or less than the hypothetical applicable Starting Value. The hypothetical return for each Coupon Period provided in the examples is only relevant to such Coupon Period. A hypothetical return for one Coupon Period is no indication of such return for a subsequent Coupon Period.

Hypothetical Starting Value of the Russell 2000® Index for Coupon Period	Hypothetical Ending Value of the Russell 2000® Index for Coupon Period	Hypothetical Index Percentage Change	Hypothetical Coupon Amount Payable
			No Closing Value Above Upside Threshold	A Closing Value Above Upside Threshold
575.00	258.75	-55.00%	2.0%	2.0%
575.00	287.50	-50.00%	2.0%	2.0%
575.00	316.25	-45.00%	2.0%	2.0%
575.00	345.00	-40.00%	2.0%	2.0%
575.00	373.75	-35.00%	2.0%	2.0%
575.00	402.50	-30.00%	2.0%	2.0%
575.00	431.25	-25.00%	2.0%	2.0%
575.00	460.00	-20.00%	2.0%	2.0%
575.00	488.75	-15.00%	2.0%	2.0%
575.00	517.50	-10.00%	2.0%	2.0%
575.00	546.25	-5.00%	2.0%	2.0%
575.00	575.00	0.00%	2.0%	2.0%
575.00	586.50	2.0%	2.0%	2.0%
575.00	603.75	5.00%	5.0%	2.0%
575.00	632.50	10.00%	10.0%	2.0%
575.00	675.63	17.50%	17.5%	2.0%
575.00	690.00	20.00%	NA	2.0%
575.00	718.75	25.00%	NA	2.0%
575.00	747.50	30.00%	NA	2.0%
575.00	776.25	35.00%	NA	2.0%
575.00	805.00	40.00%	NA	2.0%
575.00	833.75	45.00%	NA	2.0%
575.00	862.50	50.00%	NA	2.0%
575.00	891.25	55.00%	NA	2.0%

The examples are for purposes of illustration only. The actual Coupon Amount for each Coupon Period will depend on the actual closing values, the actual applicable Starting Value, the actual applicable Ending Value and the actual threshold and other relevant parameters for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 2% per Coupon Period.

Hypothetical Total Return on the Notes

The total return on the Notes will depend on the Coupon Amount for each of the five Coupon Periods during the term of the Notes. Each Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the closing value of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change. Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The example of a hypothetical total return on the Notes set forth below is intended to illustrate the effect of different Coupon Amounts on the total return on the Notes, which each depends on whether there has been a closing value of the Underlying Index on any Index Business Day during each Coupon Period greater than 117.5% of the applicable Starting Value and on the Index Percentage Change. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Index Percentage Change during each Coupon Period or the fixed return is 117.5% of the applicable Starting Value during such Coupon Period; that the term of the Notes is five years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Hypothetical Coupon Period 1:    During the first Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 117.5% of the applicable Starting Value, and the Index Percentage Change is less than 2%.

•	Starting Value: 575.00

•	Ending Value: 517.50

•	Index Percentage Change: -10.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 2:    During the second Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 117.5% of the applicable Starting Value, and the Index Percentage Change is greater than 2%.

•	Starting Value: 517.50

•	Ending Value: 595.13

•	Index Percentage Change: 15.00%

•	Coupon Amount: $1.50 per Note (15% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 3:    During the third Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 117.5% of the applicable Starting Value, and the Index Percentage Change is greater than 2%.

•	Starting Value: 595.13

•	Ending Value: 714.16

•	Index Percentage Change: 20.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 4:    During the fourth Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 117.5% of the applicable Starting Value, and the Index Percentage Change is less than 2%.

•	Starting Value: 714.16

•	Ending Value: 678.45

•	Index Percentage Change: -5.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 5:    During the last Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 117.5% of the applicable Starting Value, and the Index Percentage Change is less than 2%.

•	Starting Value: 678.45

•	Ending Value: 685.23

•	Index Percentage Change: 1.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Total Return on the Underlying Index (assuming
a 1.50% annualized dividend yield of the
Underlying Index and not reinvested):	26.67%
Total Return on the Notes:	23.00% on a simple interest basis

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Coupon Amount payable on each Coupon Payment Date.

Discontinuance of the Russell 2000® Index

If Russell discontinues publication of the Russell 2000® Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Russell 2000® Index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Russell discontinues publication of the Russell 2000® Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Russell 2000® Index, the value to be substituted for the Russell 2000® Index for that date will be a value computed by the

Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Russell discontinues publication of the Russell 2000® Index prior to the determination of the relevant coupon amount and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant Coupon Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Russell 2000® Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Russell 2000® Index or a successor index is changed in any material respect, or if the Russell 2000® Index or a successor index is in any other way modified so that the value of the Russell 2000® Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Russell 2000® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Russell 2000® Index or the successor index. Accordingly, if the method of calculating the Russell 2000® Index or the successor index is modified so that the value of the Russell 2000® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date

through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group (“Russell”) or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of October 31, 2009, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies incorporated in the United States are eligible for inclusion in the Russell Indexes. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell Indexes’ annual reconstitution, a stock must be listed on May 31 and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then-existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell Indexes are held by another company also in one of the Russell Indexes. All shares in this class will be adjusted;

•

Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell Index.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell Indexes can be found on Russell’s website.

•

“No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions —

•

Acquired or Reorganized Stock — Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000E™ Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000E™ Index.

•	Re-incorporated or Delisted Stock — Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.

•	Rule for Additions —

•

Spin-offs — Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPOs are added to the Russell Indexes each quarter.

Historical Data on the Russell 2000® Index

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the Russell 2000® Index for each month in the period from January 2004 through December 2009. These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	601.50	560.85	640.44	604.53	733.20	684.05	800.34	775.87	753.55	671.57	514.71		433.65
February	597.07	564.03	638.85	617.93	740.63	710.53	829.44	792.66	730.50	686.18	470.70		389.02
March	599.54	557.63	644.95	604.63	765.14	718.28	809.51	760.06	705.27	643.97	445.30		343.26
April	606.39	559.80	619.76	575.02	778.42	742.11	833.80	803.22	725.37	686.07	491.47		429.16
May	570.06	535.34	616.90	582.02	781.83	711.04	847.18	814.18	748.28	716.21	511.82		471.82
June	591.52	557.67	644.19	620.30	737.45	672.72	855.09	821.72	763.27	689.66	531.68		489.77
July	582.72	533.49	683.04	643.04	730.80	671.94	855.77	776.12	719.19	658.26	557.80		479.27
August	551.93	517.10	688.51	648.64	720.58	679.04	798.93	751.54	754.38	704.14	584.02		548.18
September	576.92	552.46	680.82	649.94	734.48	706.47	817.40	769.81	753.74	657.72	620.69		555.83
October	592.66	564.88	670.55	621.57	776.04	718.35	845.72	798.79	671.59	448.40	623.94		562.77
November	634.46	585.44	683.58	643.02	792.91	750.13	801.77	735.07	545.97	385.31	602.87		562.40
December	654.57	625.50	690.57	672.25	797.73	780.82	797.03	739.06	499.45	417.07	596.09	*	588.78	*

*	Through December 3, 2009.

On December 3, 2009, the closing value of the Underlying Index was 588.78.

The following graph illustrates the historical performance of the Russell 2000® Index based on the closing value thereof on each Index Business Day from January 2, 2004 through December 3, 2009. Past movements of the Russell 2000® Index are not indicative of future index values.

License Agreement

Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell Company”). Russell Company makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Russell Company’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell Company and of the Russell 2000® Index which is determined, composed and calculated by Russell Company without regard to Citigroup Funding, its affiliates or the Notes. Russell Company has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell Company is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Russell Company has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL COMPANY DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL COMPANY SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL COMPANY MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL COMPANY MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL COMPANY HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL COMPANY AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the Russell 2000® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Russell. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Contingent Coupons.    Amounts received as contingent coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes) for $9.700 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.300 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.300 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.300 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the

Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

2% Minimum Coupon

Principal Protected Notes

Based Upon the Russell 2000® Index

Due 2015

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)